PROFIT PARTICIPATION AGREEMENT

This Profit Participation Agreement (this "Agreement") is entered into as of September 20th, 2019 (the "Effective Date") by and between NutraNomics, Inc., a Wyoming corporation ("NutraNomics") and the AK Investment Services, LLC, a California limited liability company ("AK"). Each of NutraNomics and AK is referred to at times herein as a "Party" and are referred to at times herein jointly as the "Parties."

R E C I T A L S

WHEREAS, NutraNomics is in the business of acquiring and distributing various natural products including, without limitation, certain biomass product containing cannabidiol ("CBD") content;

WHEREAS, NutraNomics has entered into an agreement with California Finest Hemp Farms, LLC, a California limited liability company, dated September 19, 2019 (the "California Finest Contract"), for the purchase by NutraNomics of 100,000 pounds of smokable flower and biomass, containing CBD content of not less than 15.5% (the "Product");

WHEREAS, NutraNomics requires additional working capital for the purposes of acquiring the Product and facilitating its sale;

WHEREAS, AK desires to provide such working capital to NutraNomics, and NutraNomics desires to obtain such working capital from AK, consistent that certain letter from NutraNomics to AK, dated September 6, 2019 (a copy of which is attached hereto as Exhibit A), and on the terms and conditions set forth herein;

NOW, THEREFORE, subject to the above recitals, and for valuable consideration, the adequacy of which is hereby acknowledged and agreed to, the Parties hereto agree as follows:

AK Contribution. Within three (3) business days of the Effective Date, AK shall contribute to NutraNomics the sum of $550,000 (the "AK Contribution") pursuant to wire instructions to be provided by NutraNomics, which shall be used by NutraNomics for the purposes of serving as deposit for the purchase of the Product from California Finest pursuant to the California Finest Contract, at a purchase price of $20.00 per pound, and additional working capital. AK shall make the AK Contribution pursuant to wire instructions provided by NutraNomics, attached hereto as Exhibit B.

2. AK Profit Participation. As consideration for the AK Contribution, NutraNomics hereby guaranties that it shall pay to AK and/or AK's assigns (Investors No. 1 ($300,000.00) and No. 2 ($250,000.00)) an amount equal to 16.66% of the total gross sale price of the Product (estimated at $15,000,000.00 based on a resale price of $150.00 per pound) (the "AK Profit Participation"); provided, however that notwithstanding an any provision hereof to the contrary, the AK Profit Participation shall neither exceed, nor be less than, the sum of $2,500,000.00.

3. Date of Delivery of AK Profit Participation. The AK Profit Participation shall be tendered to AK (and/or AK's assigns Investors Nos. 1 and 2) by NutraNomics no later than the earlier of the following to occur: (a) fifteen (15) days after any sale by NutraNomics of the Product; or (b) March 31, 2020. The AK Profit Participation shall be paid via wire instructions provided by AK, and/or AK's assigns (Investors Nos. 1 and 2).

4. Security Interests.

4.1 Security Interest in the Product. NutraNomics represents and warrants that it has obtained a valid, perfected first-position security interest in and to the Product, and hereby grants to AK all of its right, title and interest in and to such security interest. NutraNomics hereby covenants and agrees that AK shall be named as a joint secured party on all security instruments securing the Product including, without limitation, a UCC-1 financing statement perfecting the security interest in and to the Product. Further, NutraNomics hereby grants to AK the authority to undertake any and ll lawful acts it deems reasonably required or desirable to perfect its security interes and to the Product hereunder, and NutraNomics will cooperate with AK's efforts to perfect such security interest. NutraNomics hereby irrevocably subordinates its security interest in and to the Product, to AK's security interest in and to the Product. AK's security interest in and to the Product shall continue until such time as the AK Profit Participation has been paid in full.

   4.2 <u>Security Interest in Convertible.</u> NutraNomics hereby warrants and represents that it has duly authorized the creation of, and has, in fact, created a class of Convertible Stock in NutraNomics (the "Convertible Stock"). NutraNomics hereby grants to AK a first-position security interest in and to all of the Convertible Stock, which security interest shall continue until such time as the AK Profit Participation has been paid in full. Further, NutraNomics hereby grants to AK the authority to undertake any and all lawful acts reasonably required or desirable to perfect its security interest in and to the Convertible Stock, and NutraNomics will cooperate with AK's efforts to perfect such security interest.

  5. <u>NutraNomics' Representations and Warranties.</u> NutraNomics hereby represents and warrants to AK the following:

   a. NutraNomics is a corporation duly organized, validly existing and in good standing under the laws of the State of Wyoming, and has full power, capacity and authority to enter into and perform its obligations under this Agreement. The execution and delivery by NutraNomics of this Agreement, and the performance by NutraNomics of its obligations hereunder have been duly and validly authorized by all necessary actions on the part of NutraNomics. The individual signing this Agreement and all other documents executed pursuant hereto on behalf of NutraNomics is duly authorized to sign same on behalf of NutraNomics and to bind NutraNomics;

   b. NutraNomics has a valid, enforceable contract with California Finest, for the purchase by NutraNomics of the Product, at a purchase price of $2,000,000.00 (i.e., 100,000 pounds at $20.00 per pound);

3

c. NutraNomics has not granted any profit participation or other interest (including without limitation, a security interest) in or to the proceeds from its sale of the Product to any other person or entity;

d. NutraNomics has not previously granted or conveyed any interest, including without limitation, any security interest, in or to Preferred Shares, and shall not grant or convey any interest, including without limitation, any security interest, in or to the Preferred Shares until the AK Profit Participation has been paid in full.

e. NutraNomics is in the process of negotiating a valid, enforceable contract(s) for the sale of the full amount of the Product, at a minimum target price of $150.00 per pound, generating approximately $15,000,000.00 of gross revenue;

f. In the event that NutraNomics, is ever in possession or custody of the Product, it will acquire and maintain in place (at NutraNomics sole cost or expense), a policy of insurance covering any loss, damage or destruction of the Product, with policy limits sufficient to satisfy the NutraNomics' obligation to pay the AK Profit Participation, and NutraNomics shall provide AK with a certificate of insurance that reflects AK as an additional insured under such policy.

g. NutraNomics has a lawful, perfected security interest in and to the Product, specifically, all 100,000 pounds of the Product.

h. NutraNomics shall at all times act in compliance with all applicable laws, rules, codes and regulations.

i. Neither the execution and delivery of this Agreement nor the carrying out of the transactions contemplated hereby will result in any violation, termination or modification of, or be in conflict with NutraNomics's organizational documents or bylaws, or result in a breach of or constitute a default (or with notice or lapse of time or both would become a default), or give to others any rights, under the terms of any code, resolution, law, statute, ordinance, judgment, order, inj regulation, or ruling of any court or other governmental authority to which NutraNomics is subject, or under the terms of any contract, instrument or other agreement to which NutraNomics is a party, or by which NutraNomics is bound or affected.

j.   This Agreement and the provisions hereof are legal, valid and binding against NutraNomics in accordance with their terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency and other similar laws, by any equitable principles affecting creditors' rights generally, and by the discretion of the courts in granting equitable remedies, regardless of whether such enforceability is considered in a proceeding at law or in equity and regardless of whether such limitations are derived from constitutions, statutes, judicial decisions or otherwise.

k.   NutraNomics is not a person with whom engaging in commercial, financial or banking transactions would be prohibited under (i) OFAC, (ii) orders issued by OFAC or (iii) Executive Order 13224 issued by the President of the United States on September 23, 2001 and made effective as of September 24, 2001.

The representations and warranties of NutraNomics set forth in this Agreement shall survive any termination or expiration of this Agreement.

6.   Indemnity. NutraNomics hereby agrees to defend and indemnify AK and its assigns (Investors Nos. 1 and 2), as well as AK's owners, directors, officers, employees, agents, lawyers, accountants and representatives (each, an "Indemnitee") from and against any and all claims, causes of action, losses, liabilities, obligations, damages or other responsibilities, including without limitation attorneys' fees (collectively, "Claims") that arise from or relate to the Product, any representation or warranty made by NutraNomics hereunder, or any act or omission on the part of NutraNomics or its affiliated entities; provided, however, that NutraNomics shall not have any obligation to indemnify Indemnitees for Claims arising solely from the gross negligence or wilfull misconduct of an Indemnitee. The indemnity obligations

NutraNomics set forth in this Agreement shall survive any termination or expiration of this Agreement.

      7.   <u>Miscellaneous.</u>

      a.   Each Party represents that it has the power and authority to enter into this Agreement and perform those obligations imposed on such Party hereunder.

      b.   This Agreement may be executed electronically and in counterparts and each such electronic signature or counterpart signature shall be deemed to be an original instrument, and all together shall constitute but one agreement.

      c.   This Agreement shall be deemed and considered as having been drafted by the Parties jointly and, as such, shall not be construed against any Party based on such Party's role in drafting this Agreement.

      d.   In the event of any litigation or arbitration regarding this Agreement, the interpretation hereof, or the performance by any party hereto, the prevailing party in such dispute shall be entitled to recover such party's reasonable attorney's fees and costs incurred in connection with such litigation or arbitration.

      e.   This Agreement constitutes the entire agreement regarding the subject matter hereof and supersedes all prior proposals, negotiations, representations and other communications between NutraNomics and AK, whether oral or written, except for the terms of that certain letter from NutraNomics to AK dated September 6, 2019, a copy of which is attached hereto as <u>Exhibit A.</u> This Agreement may not be amended except by a written agreement executed by both Parties.

      f.   This Agreement is made and shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California, without regard to the conflict of laws principles thereof, as the same apply to agreements solely by residents of California and wholly to be performed within California. Each party hereto hereby agrees that in the event of any dispute arising out of, in connection with, or by reason of this Agreement or the performance of the obligations hereunder, or any other disagreement of any nature, type or description regardless of the facts or legal theories which may be involved, such dispute shall be resolved by confidential binding arbitration before Judicate West ("JW"), pursuant to the Federal Arbitration Act (9 U.S.C. § 1, et seq.). Such dispute will be submitted to confidential binding arbitration only in Orange County, California. Arbitration proceedings may be commenced by either party to this Agreement by giving the other written notice thereof and the proceedings shall be governed by the rules of JW. The arbitrator's award in any such proceeding shall be final and binding, and a judgment upon such award may be enforced by any court of competent jurisdiction. Each party hereto hereby agrees to submit to the jurisdiction of any state or federal court sitting in Orange County, California in any action or proceeding arising out of or relating to the enforcement of the arbitration provisions of this Agreement and agree not to bring any such action or proceeding in any other court. Each party hereto hereby agrees to waive any defense of inconvenient forum to the maintenance of any action or proceeding so brought in Orange County, California and each party hereto hereby waives any bond, surety, or other security that may be required of any other party with respect thereto

[*Signatures on next page*]

IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the day and year first above written

"NutraNomics"

NUTRANOMICS, INC.,

_____
Executive Officer & Chairman

Allen Kirschbaum, Manager

EXHIBIT A

[*September 19, 2019 Letter*]



September 19th, 2019

This agreement is by and between NutraNomics, Inc. (NNRX), a Wyoming company, and California Finest Hemp Farms, LLC, a California Limited Liability Company, according to the details listed below:

1. Plot details with Agriculture Licenses
2. Commitment of a minimum 100,000 lbs. of biomass.
3. Distribution of Smokable Flower and Biomass to be released at the end of October.
4. Deposit to be wired within 72 hours of receipt of required documents.
5. At point of sale, NNRX is obligated to purchase biomass at a purchase price of $20.00 per lb, to be wired to provider within 72 hours of notification that harvest is ready for pickup by buyer.
6. NNI will receive a minimum of 14% CBD and THC at .03% or less - the federal legal limit. Additional product is available to substitute if there is any reduction below the CBD content expected.
7. NNRX will provide an estimated date for pick up within 10 days of notification that product is ready.
8. First right of refusal for additional biomass at market value.

Approved by:

NUTRANOMICS, INC

Signature: _____

Name: Jonathan Bishop _____

It's: CEO and Chairman of the Board _____

9/19/19

CALIFORNIA FINEST HEMP FARMS, LLC

Signature: _____

Name: Carl Morcate _____

It's: VP California Finest Hemp Farms, LLC.

EXHIBIT B

[NutraNomics Wire Instructions]